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BIGLARI HOLDINGS INC.
(Name of Registrant as Specified in its Charter)

Nicholas J. Swenson
Groveland Capital LLC
Groveland Hedged Credit Fund LLC
Groveland Master Fund Ltd.
Seth G. Barkett
Thomas R. Lujan
James W. Stryker
Ryan P. Buckley
Stephen J. Lombardo III
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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PRELIMINARY COPY, SUBJECT TO CHANGE, DATED MARCH 4, 2015

BIGLARI HOLDINGS INC.
ANNUAL MEETING OF SHAREHOLDERS
April 9, 2015

PROXY STATEMENT OF THE GROVELAND GROUP
IN OPPOSITION TO
THE BOARD OF DIRECTORS OF BIGLARI HOLDINGS INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

The Groveland Group (sometimes referred to herein as “we,” “us,” “our” and variants of those words) is seeking your support to elect Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett (the “Groveland Nominees”) to the board of directors of Biglari Holdings Inc. (“BH” or the “Company”), in opposition to the candidates nominated by the incumbent board of directors at BH.  The members of the Groveland Group are identified below under the heading “Certain Information Regarding the Participants.”  This proxy statement and form of proxy are first being mailed to shareholders on or about March [•], 2015.

OUR GOAL

We are seeking your support to replace the directors of Biglari Holdings Inc.

The Company’s stock price has underperformed its benchmark indices and peer group; the financial performance of the Company’s operating businesses has deteriorated significantly; and the Company’s board has consistently demonstrated poor corporate governance practices.

A new board of directors will be able to make important and necessary changes in the way Biglari Holdings Inc. (formerly Steak n Shake, Inc.) is operated and governed. We strongly believe that shareholders should be primed for change and that a new board is needed now more than ever. See “Accountability” below for a discussion of the need for change and the value that change can drive. Your support will help drive significant value for all shareholders.

OUR CORE PRINCIPLES

●	Managing corporate resources to drive shareholder returns now and over the long-term,

●	Corporate governance that drives shareholder value,

●	A balanced and healthy culture that considers the interests of all stakeholders including customers, franchisees, employees, and shareholders,

●	Executing to the highest professional standards while treating people fairly and honestly, and

●	Protecting and strengthening the Steak n Shake brand and franchisee network.

We desire to work with the employees of BH to help create a stronger Company. We believe the Company has significant potential. The right operational focus and improved corporate governance will deliver results for the Company’s customers, franchisees, employees, and shareholders. We are running this proxy contest to give BH’s shareholders a choice. We believe our efforts will benefit all stakeholders.

OUR ALIGNED INTERESTS AND PLEDGE

Our Nominees will sign the following pledge, thereby further aligning themselves with shareholders:

We are shareholders of BH and pledge to be good stewards of its business and resources.

Directors will use 100% of their 1st year, after-tax director fees to buy shares of the Company, thereby putting more of our own capital at risk alongside other shareholders.

We will immediately reduce the Company’s spending on board compensation by 20%. We will not issue any stock or options to the board. Any future increase in director compensation must be pre-approved by a vote of shareholders.

We will seek to drive shareholder value by implementing a plan consistent with our Core Principles.

WHY YOUR VOTE IS NEEDED

Many investors understand from experience that the share price of good businesses can suffer when leadership is not focused on shareholder value and not held accountable to shareholders. We believe it is very important that management and the board of directors are held accountable for their decisions at BH. So what should an investor do when a board has not created sufficient shareholder value? We have made it very easy for you to effect change at BH. Vote on the WHITE PROXY CARD. We believe our Nominees will better serve shareholders.

Please take advantage of this opportunity to make a positive change at BH.

VOTE TO CHANGE BH FOR THE BETTER. VOTE FOR OUR DIRECTOR NOMINEES ON THE WHITE PROXY CARD.

MESSAGE TO EMPLOYEE AND FRANCHISEE STAKEHOLDERS

Before we make our case against the BH board, we want to state clearly that we believe BH is filled with skilled and hard-working employees and franchisees--stakeholders who share our vision for a bright and proud corporate future. We intend to partner with the Company’s employees and franchisees to better focus BH’s resources for operational improvement and growth, as well as help management create a culture of transparency, communication, empowerment and accountability.

DEFINED TERMS, NATURAL PERSONS AND RELATED PARTIES

Mr. Biglari (“Mr. Biglari”), a natural person serving as Chairman and Chief Executive Officer (“CEO”) of Biglari Holdings Inc. Mr. Biglari also owns 100% of Biglari Capital Corp.  (Source:  Form 10-K filed 12/9/2013) Since Biglari Capital Corp. is the general partner of the Lion Funds, Mr. Biglari is able to control and vote approximately 19.0% of the shares of Biglari Holdings Inc. while personally owning only 1.5% of the Company’s shares.  (Source:  Form 4s filed 2/11/2015 and 9/22/2014 and Form 10-K filed 11/24/2014)

Biglari Holdings Inc. (the “Company” or “BH”), a NYSE-traded public company incorporated in the State of Indiana in 1976 and formerly known as Steak n Shake, Inc. (founded in 1934 by Gus Belt).

Biglari Capital Corp. (“BCC”), general partner of the Lion Funds – an investment management company formerly owned by Biglari Holdings Inc. and now wholly-owned by Mr. Biglari. In 2013, the board of Biglari Holdings Inc. approved the sale of BCC to Mr. Biglari for $1.7 million; (Source: Form 10-K filed 12/9/2013) this after acquiring BCC from Mr. Biglari in 2010 for approximately $4.2 million.  (Source:  Form 8-K filed 4/30/2010) BCC collects an incentive fee on BH assets held in the Lion Funds equal to 25% of returns above a 6% hurdle. (Source: Form 10-K filed 11/24/2014) BCC collects an incentive fee equal to 25% of returns above a 5% hurdle on all other assets in the Lion Funds.  (Source:  Form 10-K filed 12/9/2013)

The Lion Fund, L.P. and The Lion Fund II, L.P. (the “Lion Funds”), investment partnerships currently managed by BCC. As of September 24, 2014, Biglari Holdings Inc. had $621 million invested in the Lion Funds7 or more than 86% of BH’s total market capitalization.8 As of September 24, 2014, BH’s capital investment in the Lion Funds represents 88.3% of BCC’s total assets under management.  (Source:  Form 10-K filed 11/24/2014)

Operating Income or EBIT (“Operating Income” or “EBIT”), is defined as revenues (including restaurant operations, insurance premiums, media advertising, and other) less costs and expenses (including restaurant cost of sales, insurance losses and underwriting expenses, media cost of sales, selling, general and administrative expenses; and depreciation and amortization). Operating income or EBIT does not include interest expense from debt or capital lease obligations. It also does not include dividends, investment gains or losses or any extraordinary gains or losses from the sale of assets.

ACCOUNTABILITY

For the reasons discussed below, we are concerned the Company’s board is failing to look out for the best interests of all of its shareholders. We want to ensure the board is putting the needs of shareholders ahead of the needs of management. We seek accountability for all shareholders. Our major concerns are as follows:

I.	THE COMPANY’S STOCK PRICE HAS UNDERPERFORMED ITS BENCHMARK INDICES AND PEER GROUP.

II.	THE COMPANY’S OPERATING BUSINESSES HAVE EXPERIENCED A SIGNIFICANT DETERIORATION IN THEIR FINANCIAL PERFORMANCE.

III.	THE COMPANY’S CEO HAS RECEIVED OUTSIZED COMPENSATION DESPITE POOR PERFORMANCE.

IV.	THE COMPANY’S BOARD OF DIRECTORS HAS DEMONSTRATED POOR CORPORATE GOVERNANCE PRACTICES.

V.	THE STEAK N SHAKE BRAND AND FRANCHISEE NETWORK ARE AT RISK.

I.	THE COMPANY’S STOCK PRICE HAS UNDERPERFORMED ITS BENCHMARK INDICES AND PEER GROUP.

Over the past 1-year, 3-year, and 5-year timeframes, BH’s stock has underperformed its benchmark indices and peer group by wide margins.

Note:  Relative performance is as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ

Note:  Share prices used to calculate relative performance are as of November 21, 2014, the date that the Groveland Group announced its intention to run a competitive slate of board nominees.
Source: Capital IQ

In its annual reports, BH compares its stock performance to that of the S&P 500 Index and S&P 500 Restaurants Index. Mr. Biglari’s annual “Chairman’s Letters” repeatedly request that shareholders compare BH results against the S&P 500 Index. In his own words, “The returns on invested capital from the operating businesses combined with my capital allocation work, will produce an overall return which, according to our criterion, must exceed the S&P 500 Index.” [emphasis added]  (Source:  Chairman's Letter dated 12/8/2009)

As illustrated above, BH has lagged its benchmarks over the past 1-year, 3-year, and 5-year periods.

II.	THE COMPANY’S OPERATING BUSINESSES HAVE EXPERIENCED A SIGNIFICANT DETERIORATION IN THEIR FINANCIAL PERFORMANCE.

The financial performance of the Company’s operating businesses has deteriorated significantly over a 1-year, 3-year, and 5-year timeframe, even in the midst of what seems to be an improving economy. Over the past year, the Company’s Operating Income has declined from $20.7 million in fiscal 2013 (a 2.7% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decline of 30.9%. Over the past three years, the Company’s Operating Income has fallen from $52.5 million in fiscal 2011 (a 7.4% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decrease of 72.8%. Over a 5-year period, BH’s Operating Income has fallen from $20.9 million in fiscal 2009 (a 3.3% margin) to $14.3 million in fiscal 2014 (a 1.8% margin), a decline of 31.6%.  (Source:  Form 10-K filings for periods reported)

Note: Operating Income or EBIT is defined as revenues (including restaurant operations, insurance premiums, media advertising, and other) less costs and expenses (including restaurant cost of sales, insurance losses and underwriting expenses, media cost of sales, SG&A expenses, and depreciation and amortization). Operating income or EBIT does not include interest expense from debt or capital lease obligations. It also does not include dividends, investment gains or losses or any extraordinary gains or losses from the sale of assets.
Source: Form 10-K filings for periods reported

This underperformance appears to be, in part, a result of ballooning Consolidated Selling, General and Administrative (“SG&A”) expenses. The Company’s SG&A expenses have increased from approximately $70.0 million in fiscal 2009 (11.1% of revenue) to $128.5 million in fiscal 2014 (16.2% of revenue), an increase of 83.6% over a 5-year period and a compound annual growth rate (“CAGR”) of 12.9%.  (Source:  Form 10-K filings for periods reported)  Perhaps some of this increase can be traced to BH's use of private aircraft? According to the FAA Registry, since Mr. Biglari became CEO the Company has acquired interests in three Gulfstream Aerospace G-IVs, as well as an interest in one Cessna Citation X-750. (Source:  FAA Registry)  BH’s interests in four corporate aircraft (each an expensive luxury) are an indicator that SG&A spending is not disciplined. In the words of Mr. Biglari addressing a CEO who purchased a corporate jet, “the private jet symbolizes an ongoing culture, one that doesn’t care about its shareholders. An absolute business essential is an ethos with firm self-control involving capital allocation and company expenses.”   (Source:  Friendly Ice Cream Corporation Schedule 14A filed 3/6/2007 by The Lion Fund L.P.)

Source: Form 10-K filings for periods reported

It is illuminating to review General and Administrative (“G&A”) spending using the same method that Mr. Biglari used when he was an outside, dissident shareholder of BH (formerly Steak n Shake). Before he was on the board, Mr. Biglari sent a letter to shareholders dated January 23, 2008, in which he criticized Steak n Shake’s management team for their lack of G&A spending discipline from 2001 to 2007. The table below was taken directly from Mr. Biglari’s letter:   (Source:  The Steak n Shake Company Schedule 14A filed 1/23/2008 by The Lion Fund L.P.)

In addition, Mr. Biglari wrote the following about Steak n Shake’s G&A spending: “It is appalling that the board would allow overspending to burden shareholders so dearly. Had G&A on a per unit basis remained the same over the last five years, the company could have saved over $44 million.”   (Source:  The Steak n Shake Company Schedule 14A filed 1/23/2008 by The Lion Fund L.P.)

We update the data for fiscal years 2009-2014 in the table below. Let us apply the same logic to this data. If the Company had maintained Restaurant G&A on a per store basis ($89 per store in 2009) for the past 5 years, from fiscal 2010 through fiscal 2014, the Company could have saved over $69 million.  (Source:  Form 10-K filings for periods reported) The Company’s increasing G&A is hard to square with Mr. Biglari’s 2008 letter to shareholders, which includes this statement, “The reduction in G&A should become a part of the corporate culture at Steak n Shake to ensure that resources are allocated productively.”  (Source:  The Steak n Shake Company Schedule 14A filed 1/23/2008 by The Lion Fund L.P.) We agree with Mr. Biglari that reducing G&A is important.

Note: The above table uses Restaurant G&A for fiscal years 2012, 2013 & 2014 as disclosed for the first time in the Company’s fiscal 2014 Form10-K. Since Restaurant G&A is not available for prior years, we reference total Company G&A for fiscal 2009, 2010 and 2011. Our method for these years is identical to the method Mr. Biglari’s used for his entire table (see above).  We believe it is safe to assume that total Company G&A is higher than Restaurant G&A for all years. Therefore, we believe our method is conservative; savings would likely have been larger had we used Mr. Biglari’s method.
Source: Form 10-K filings for periods reported

We note that the Company’s operating performance under Mr. Biglari compares unfavorably to prior management on several other critical financial metrics. For the six years prior to Mr. Biglari becoming Chief Executive Officer of BH in August 2008, the Company’s management team generated $220.3 million in cumulative Operating Income. The prior management team also grew revenues from $459.0 million in fiscal 2002 to $611.3 million in fiscal 2008, a CAGR of 4.9%. Over the subsequent six years, the current management team generated $201.6 million in cumulative Operating Income while growing revenues from $611.3 million in fiscal 2008 to $793.8 million in fiscal 2014. The CAGR for that time period is 4.5%.  (Source:  Form 10-K filings for periods reported) The Company’s operating performance with Mr. Biglari at the helm has been worse than that of those predecessors he so criticized in 2008!

Source:  Form 10-K filings for periods reported

In fiscal 2014, the Company’s consolidated SG&A expenses were $128.5 million, which amounts to approximately 16.2% of fiscal 2014 revenue.  The median consolidated SG&A expenses for the Company’s peer group was 10.0% of revenues for the same time period. BH’s consolidated SG&A expenses are more than 1.6 times its peers. More worrisome, consolidated SG&A expenses as a percentage of revenue have increased since 2011, despite revenue growth. We are concerned that the Company is not demonstrating operating leverage. We note that the Company would have saved $49.3 million in fiscal 2014 if its consolidated SG&A expenses had been equivalent to the median of its peer group. We also note that the Company’s consolidated SG&A expenses were 11.1% of revenue as recently as 2009.  (Source:  Form 10-K and Form 10-Q filings for periods reported)

Note:
(1) Peer group of 49 companies.  Includes companies reporting SG&A information for the entire 3-year period.
(2) All data was pulled from individual company income statements as reported to the SEC. For the following companies that reported marketing and advertising separately, these expenses were added to general and administrative: CHUY, TAST, DFRG, RUTH, FRGI, FRSH, and BH for FY2011. Without the addition of marketing and advertising expenses the median for the peer group equals 8.8% for the twelve months ending September of 2014.
(3) To calculate twelve months ending September 2014, data was taken from the closest date reported by each company.
Source: Form 10-K and Form 10-Q filings for periods reported, Piper Jaffray Restaurant Benchmark Analysis July 2014

III.	THE COMPANY’S CEO HAS RECEIVED OUTSIZED COMPENSATION DESPITE POOR PERFORMANCE.

Outsized Compensation

The divergence between BH’s performance and Mr. Biglari’s compensation has not gone unnoticed.  In 2013 and 2014, ISS Proxy Advisory Services recommended shareholders vote AGAINST Mr. Biglari’s compensation package. “A vote AGAINST the proposal is warranted. Continued outsized CEO compensation not in alignment with shareholder returns has created a sustained pay-for-performance disconnect.”   (Source:  2014 ISS Report) Later in the same report ISS continued its criticism, “For the second consecutive year, ISS’ quantitative analysis indicates a high level of concern with respect to the magnitude of CEO pay as well as with respect to the alignment between CEO pay and company performance both on an absolute and relative basis.  Specifically, CEO pay has outpaced company performance over the last five years on an absolute basis, and on a three-year basis relative to a peer group of companies similar in size and industry.  Further, CEO total compensation in FY2013 is over four times the median of CEO peers.” (Source:  2014 ISS Report) Mr. Biglari’s compensation plan has created outsized compensation for Mr. Biglari, while the financial performance of the Company’s operating business has deteriorated significantly over a 1-year, 3-year, and 5-year timeframe (as discussed above).

Mr. Biglari has been quoted as a strong advocate of pay-for-performance compensation plans. In his 2010 letter to shareholders he said: “I have long believed that pay should be tied to performance. What we too often learn in Corporate America is Pay-for-Failure because of asymmetrical payouts through which executives win regardless of whether their Shareholders win or lose.” (Source:  Chairman's Letter dated 12/9/2010) The Company adopted a pay-for-performance plan for Mr. Biglari in 2010 (the “Amended and Restated 2010 Bonus Agreement” or “Incentive Agreement”). (Source:  BH Schedule 14A filed 9/29/2010) Since the Company adopted the Incentive Agreement, Mr. Biglari's compensation has increased significantly, while the Company’s stock has underperformed relative to its benchmark indices and peer group (as discussed above). ISS makes the following observation in its 2013 report: "Although Biglari does not receive equity or other forms of compensation, his total pay in FY2012 of $10.9 million is relatively high at 4.57 times the CEO peer median, and represents an increase of approximately 122 percent from his total pay in FY2011 ($4.9 million) and a 514 percent increase from FY2010 ($2.1 million).” (Source:  2013 ISS Report)

Since Mr. Biglari’s first year as CEO in fiscal 2009, BH has reported $201.6 million in Operating Income and increased Mr. Biglari’s compensation from $515,000 to almost $11 million annually. Over a comparable period of time the Company’s former CEOs oversaw the generation of $220.3 million of Operating Income, and their compensation remained between $570,000 and $1.8 million annually. (Source:  Form 10-K and Schedule 14A filings for periods reported)  This reminds us of Mr. Biglari’s statement in his letter to shareholders, about executives winning “regardless of whether their shareholders win or lose,” (Source:  Chairman's Letter dated 12/9/2010) as it seems Mr. Biglari is winning, while shareholders are losing.

Cap on Payments under Incentive Agreement Undermined

When Mr. Biglari’s Incentive Agreement was put in place, the Governance, Compensation and Nominating Committee capped the payments that Mr. Biglari could receive under the Incentive Agreement.  The Committee also explained that it would look out for shareholders’ interests in connection with the Incentive Agreement, as the Committee “has sole authority for monitoring and administering the Incentive Agreement. This official permission includes final authority over the calculation of adjusted book value and incentive payments. The Committee may also recommend amendments to the Incentive Agreement. Any amendment that would materially increase the benefits to Mr. Biglari, including any amendment that would reasonably be expected to increase his incentive compensation, must be approved by shareholder vote.” [emphasis added] (Source:  BH Schedule 14A filed 9/29/2010)

Yet as a result of BH selling BCC back to Mr. Biglari in 2013, which was done without shareholder input, Mr. Biglari now has the opportunity to continue to receive his outsized compensation from BH, while also receiving incentive fees for managing the assets of the Lion Funds, with a full 88.3% of those assets being made up of BH’s assets that Mr. Biglari himself allocated to the Lion Funds.  The public record contains no filings related to BH soliciting shareholder approval (input) regarding the sale of BCC back to Mr. Biglari.  So, as noted above, one end result of the sale of BCC back to Mr. Biglari is increased compensation to Mr. Biglari, and shareholder approval (input) was not solicited for this increase.

In almost all of the Chairman’s letters Mr. Biglari has written to the shareholders of BH, he has stated that he is the “sole capital allocator” at BH; therefore, he is personally making the decisions to allocate assets into the Lion Funds. For example, in the 2014 Chairman’s Letter to Shareholders Mr. Biglari states, “Capital allocation responsibility is highly centralized and managed exclusively by myself rather than through a committee.”  (Source: Chairman’s Letter dated 11/21/2014)  In the 2013 Chairman’s Letter he also writes, “As the sole capital allocator — unrestrained by institutional limitations — I maintain maximum freedom when redeploying capital.” (Source: BH Chairman’s Letter dated 12/6/2013)  The Lion Funds do not cap the incentive fees payable to Mr. Biglari.

In summary, Mr. Biglari’s wholly-owned investment management company, BCC, collects a 25% incentive fee above a 6% hurdle rate on the BH’s assets invested in the Lion Funds. As of September 24, 2014, BH had $621.0 million invested in the Lion Funds. BH’s capital balance represented approximately 88.3% of the total capital invested in the Lion Funds. It also represented over 86% of BH’s market capitalization at the time.  As a consequence, Mr. Biglari is paid a 25% incentive fee (above a 6% hurdle) to manage $621.0 million of the shareholders’ assets; this is in addition to his outsized compensation to be CEO of BH. In its April 2014 report, Institutional Shareholder Services estimates that Mr. Biglari’s total compensation is 4.13 times the median of its peers—and this estimate excludes the $14.7 million that Mr. Biglari collected in 2013 as an incentive fee on BH assets held in the Lion Funds.  (Source: 2014 ISS Proxy Advisory Services Report)

Comparison of Outsized Compensation to Peers

The charts below contextualize Mr. Biglari’s compensation. We compare Mr. Biglari’s compensation to the compensation of the Company’s previous CEOs and to cumulative Operating Income.

BH Cumulative Operating Income & Cumulative CEO Compensation
Note: Operating Income or EBIT is defined as revenues (including restaurant operations, insurance premiums, media advertising, and other) less costs and expenses (including restaurant cost of sales, insurance losses and underwriting expenses, media cost of sales, SG&A expenses, and depreciation and amortization). Operating income or EBIT does not include interest expense from debt or capital lease obligations. It also does not include dividends, investment gains or losses or any extraordinary gains or losses from the sale of assets.
Source: Form 10-K and Schedule 14A filings for periods reported

Comparative 6-Year Cumulative Operating Income & Cumulative CEO Compensation
(Both with and without Lion Funds Incentive Payments)
Note:
(1) Includes estimated Lion Fund 2014 incentive fee of $30.9 million.
(2) Operating Income or EBIT is defined as revenues (including restaurant operations, insurance premiums, media advertising, and other) less costs and expenses (including restaurant cost of sales, insurance losses and underwriting expenses, media cost of sales, SG&A expenses, and depreciation and amortization). Operating income or EBIT does not include interest expense from debt or capital lease obligations. It also does not include dividends, investment gains or losses or any extraordinary gains or losses from the sale of assets.
Source: Form 10-K and Schedule 14A filings for periods reported

Mr. Biglari’s compensation amounts to 22.6% of the Operating Income of Biglari Holdings Inc. from fiscal 2009 through fiscal 2013. (Source: Form 10-K and Schedule 14A filings for periods reported) How does this figure compare with BH’s peer group (made up of the constituents of the S&P 500 Restaurants Index, the ISS Peer Group and the Russell 3000 Restaurant Industry Index) for the same time period?  Well…

Note:
(1) Peer Group of 49 companies.  Two companies had less than $10.0 million of cumulative EBIT over the 5-year period and were excluded (LUB: $6.7 million & JMBA: -$18.0 million).  Excluding these two companies, cumulative EBIT ranged from $44.4 million to $39.0 billion for the 5-year period.
(2) BH & Lion Fund compensation is a total of BH CEO Compensation and Incentive fees paid to BCC as they are reported in the Company’s SEC filings.
(3) Operating Income or EBIT is defined as revenues (including restaurant operations, insurance premiums, media advertising, and other) less costs and expenses (including restaurant cost of sales, insurance losses and underwriting expenses, media cost of sales, SG&A expenses, and depreciation and amortization). Operating income or EBIT does not include interest expense from debt or capital lease obligations. It also does not include dividends, investment gains or losses or any extraordinary gains or losses from the sale of assets.
Source: Form 10-K and Schedule 14A filings for periods reported; Capital IQ

IV.	THE COMPANY’S BOARD OF DIRECTORS HAS DEMONSTRATED POOR CORPORATE GOVERNANCE PRACTICES.

A.	The board of directors approved a transaction between the Company and its Chairman and CEO resulting in apparent conflicts of interest.

Acquisition of Biglari Capital Corp. and New Incentive Plan

In April 2010, Mr. Biglari sold Biglari Capital Corp., general partner of the Lion Fund, L.P., to Biglari Holdings Inc. for approximately $4.2 million. At the time of the transaction, Mr. Biglari was both the sole shareholder of BCC and the Chairman and CEO of BH. BCC had approximately $44.2 million of capital under management when it was sold to BH. (Source: Form 10-Q filed 8/13/2010)

Simultaneously with the sale of Biglari Capital Corp. to Biglari Holdings, the company unveiled a new compensation plan for Mr. Biglari (the “April Incentive Plan”). The Company explained the situation this way: “In connection with the acquisition of BCC (manager of the Lion Fund) and in recognition of Mr. Biglari’s increased responsibilities in overseeing the operations, investments and capital allocation of a diversified holding company, the Company entered into the Incentive Bonus Agreement, dated April 30, 2010, …with Mr. Biglari, subject to shareholder approval.”…. “The Incentive Bonus Agreement provides Mr. Biglari the opportunity to receive annual incentive compensation payments based on the Company’s book value growth for each fiscal year. If the Company exceeds a 5% annual book value growth hurdle, Mr. Biglari would receive an incentive compensation payment equal to 25% of the Company’s book value in excess of that hurdle rate.” (Source: Form 8-K filed 4/30/2010)

The April Incentive Agreement was not approved as originally proposed. In November 2010, after negotiations that resulted in a modification to the April Incentive Plan, shareholders approved an Amended and Restated Bonus Incentive Agreement. The final and approved plan capped Mr. Biglari’s compensation. The original April Incentive plan did not cap Mr. Biglari’s compensation. During the Company’s efforts to persuade shareholders to approve Mr. Biglari’s new incentive plan, the Company explained that shareholder interests would be best served if Mr. Biglari operated both the investment management business and the restaurant business from within BH (see discussion below).

Board Approves Sale of Biglari Capital Corp. Back to Mr. Biglari; BH Immediately Invests $377.6 million

Then in July 2013, Mr. Biglari arranged to buy Biglari Capital Corp. back from Biglari Holdings Inc. for $1.7 million ($2.5 million less than the price BH paid for BCC three years earlier), even though BCC was managing approximately $56.0 million of outside capital in the Lion Fund, L.P. and had generated about $6.0 million of after-tax cash earnings for shareholders during the roughly three years it was owned by BH. Between July 2013 and September 2013, that is, during the three months following the sale of BCC back to Mr. Biglari, a total of $377.6 million was transferred from BH to the Lion Funds. (Source: Form 10-K filed 12/9/2013)

BH’s Governance, Compensation and Nominating Committee was right the first time, when it concluded in 2010 that the “potential for conflicts of interest arising over Mr. Biglari’s compensation arrangement with BCC should be nullified,” and that this is best done “by the consolidation of Mr. Biglari’s sources of income under a single compensation program.” (Source: BH Schedule 14A filed 9/29/2010)

We further observe that in 2010 the Governance, Compensation and Nominating Committee stated that “after the Company’s acquisition of BCC, Mr. Biglari’s business and investment activities are now conducted through the Company for the benefit of all its shareholders and partners” (Source: BH Schedule 14A filed 9/29/2010) So, what has changed?

Among the Company’s stated reasons for selling BCC back to Mr. Biglari were: “The transactions were entered into by BH to, among other things, (a) reduce regulatory burdens related to investments, (b) improve cash management, (c) foster an enhanced understanding of BH and mitigate conflicts of interest through the separation and clear demarcation of BH from The Lion Fund, and (d) simplify the Incentive Bonus Agreement.” (Source: Form 8-K filed 7/2/2013)

None of the board’s points address the conflicts of interest. Mr. Biglari has two sources of compensation, one of which is not under the supervision of the board and yet this source of Mr. Biglari’s income (BCC and the Lion Funds) benefits greatly from BH’s assets. Of course, these are the very assets that Mr. Biglari personally allocated to the Lion Funds (as discussed above).

With regard to incentive compensation payable to Mr. Biglari, the expectation was that “any amendment that would materially increase the benefits to Mr. Biglari, including any amendment that would reasonably be expected to increase his incentive compensation, must be approved by shareholder vote.”  (Source: BH Schedule 14A filed 9/29/2010) Yet this protection was of little help in the end because the board indirectly approved increasing the benefits to Mr. Biglari as result of BH selling BCC back to Mr. Biglari, a transaction that did not require shareholder approval.

As a result of BH selling BCC back to Mr. Biglari, Mr. Biglari has the opportunity to continue to receive his outsized compensation, while also receiving incentive fees for managing the assets of the Lion Funds, with 88.3% of those assets coming from BH (assets that Mr. Biglari allocated to the Lion Funds). The Lion Funds do not cap the incentive fees payable to Mr. Biglari. As recently as fiscal 2014, BH transferred an additional $174.4 million of cash and securities into the Lion Funds. (Source: Form 10-K filed 11/24/2014)

B.	The board of directors has failed to treat shareholders the way owners should be treated, like partners who are knowledgeable about their business’ operations.

Mr. Biglari believes that financial transparency is important so that shareholders are “treated the way they should be, like partners who are knowledgeable about their business' operations.” (Source:  Steak n Shake Schedule 14A filed 1/23/2008) We support this belief, and believe that such transparency in other matters is also vital. Shareholders own the business and should be treated as knowledgeable partners.

We are puzzled by the board’s reasons for jettisoning the investment management business with the sale of BCC to Mr. Biglari in 2013. Prior to 2013, the Company repeatedly said that the investment management business was a cornerstone of its growth strategy, “The Company’s growing asset management business is a cornerstone of its long-term strategy to maximize shareholder value creation. The Company views its acquisition from Mr. Biglari of Biglari Capital Corp. (“BCC”), the general partner of The Lion Fund, L.P. (“Lion Fund”), as a sensible springboard to develop the Company’s investment business. It also gives the Company an immediate, new source of earnings in the form of fund management fees.” (Source: BH Schedule 14A filed 9/29/2010) Why then did the board approve the sale of BCC, an important and growing operating subsidiary of BH, to BH’s Chairman and CEO?

When BH acquired BCC in 2010, it was expected that the Lion Fund would be a source of capital for BH. The Company said, “Therefore, the Committee considered a wide range of factors, including, among others, its judgment that combining the operations of the Corporation and of the Lion Fund would more closely harmonize the interests of the Corporation’s public shareholders and the Lion Fund’s limited partners. The Committee firmly believes its decision is further supported by potential long-term efficiencies that can be achieved as a result of the combined capital resources of the Corporation and of the Lion Fund.” (Source: BH Schedule 14A filed 9/29/2010)  But it appears to have worked the other way; BH has been a source of capital for the Lion Funds. After the sale of BCC to Mr. Biglari in 2013, BH contributed cash and securities with an aggregate value of $377.6 million to the Lion Funds. In fiscal 2014, BH contributed cash and securities of $174.4 million to the Lion Funds. These investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements, partnership agreements that are not publicly available.

BCC collects a 25% incentive fee on performance above a 6% hurdle rate. Most of the assets in the Lion Funds are BH assets, directed to the Lion Funds by Mr. Biglari with the board’s approval. As of September 24, 2014, BH had $621.0 million invested in the Lion Funds. BH’s capital balance represented approximately 88.3% of the total capital invested in the Lion Funds. It also represented over 86% of BH’s market capitalization.  Therefore, it appears that the board of directors has successfully worked with Mr. Biglari in effectively circumventing the cap on his incentive compensation. The board of directors presided over BH while the overwhelming majority of the Company’s assets have been transferred into entities beyond the board’s direct governance oversight and controlling influence. In addition to the foregoing, Steak n Shake has incurred significant debt (over $215 million as of September 24, 2014) in the process. (Source: Form 10-K filed 11/24/2014)

Note:
(1) Incentive fee that BH is paying BCC to manage its investment in the Lion Funds. 2013 fees are as reported in BH's Form 10-Q filing on May 16, 2014 and Groveland Group's estimate for 2014.  Fees listed are for the BCC fiscal year.
(2) Estimated incentive of $30.9 million is based on CBRL stock appreciation from $110.07 on 12/31/13 to $140.76 on 12/31/14 as well as dividends received. BH's capital balance represents approximately 95.8% of the assets under management in The Lion Fund II, L.P. It is our understanding that as of 12/31/14 The Lion Fund II, L.P. owned 4,737,794 shares of CBRL.
Source: Form 10-K and Schedule 14A filings for periods reported

C.	The Board of Directors has Entrenched Itself and the Company’s CEO and disenfranchised shareholders.

The board of directors at BH has entrenched itself and the CEO of the Company by putting in place takeover protection (discussed below) that is unfriendly to shareholders and potentially harmful to the Company’s financial results. Like Mr. Biglari, we believe “shareholders are the true owners” of a company, and “they should decide whether or not an entrenched board is good policy.” (Source: Friendly Ice Cream Corporation Schedule 14A filed 1/8/2007 by The Lion Fund L.P.)

Licensing Agreement

In January 2013, BH entered into a Trademark License Agreement with Mr. Biglari, Chairman and CEO of BH (the “2013 Licensing Agreement”), which does not require payments to Mr. Biglari as long as Mr. Biglari controls BH, but which requires BH to pay Mr. Biglari a royalty equal to 2.5% of revenue for a minimum of five years in the event that there is a change of control at BH; and a change of control appears to be triggered if, among other things, Mr. Biglari no longer has the “sole capital allocation authority” at BH. (Source: Form 8-K filed 1/11/2013) We estimate such payment would currently total approximately $20 million annually or $100 million over the five years. Each year Mr. Biglari remains as CEO, the minimum Licensing payment increases making it more expensive to remove him as every year passes.

This seems an unnecessary and unreasonable obstacle to change at BH. Commenting on the arrangement, Bernard Black, Chabraja Professor at Northwestern University, Law School and Kellogg School of Management has stated, “The [Biglari] license agreement has no business justification, and is equivalent to a super golden parachute, on top of the rich parachute that BH has already granted to Biglari”…”The license agreement is a form of asset tunneling in; the payment on a change of control grossly exceeds any plausible value of the Biglari name to the BH restaurants.”  (Source: Case 1:13-cv-00891-SEB-MJD, Southern District of Indiana 9/6/2013)

The 2013 Licensing Agreement was unanimously approved by the Governance, Compensation, and Nominating Committee of the board of directors. (Source: Form 8-K filed 1/11/2013)

Golden Parachute

In 2010, the board of directors also approved a “golden parachute” for the Company’s CEO, Mr. Biglari, equal to 299% of the average annual cash compensation (consisting of his base salary and incentive compensation) paid to him since the date of the Incentive Agreement. (Source: BH Schedule 14A filed 9/29/2010) If Mr. Biglari’s cash compensation from fiscal 2011-2014 is used to calculate the payout, he would receive approximately $20.6 million from the Company. This sum represents almost 1.5 times what BH earned in Operating Income in fiscal 2014. Again, this seems an unnecessary and unreasonable obstacle to change at BH.

Voting Authority

The Lion Funds own shares of BH, and Mr. Biglari currently has sole authority to vote the shares of BH held by the Lion Funds. So, with the Lion Funds now managed by BCC (which is wholly owned by Mr. Biglari), and with the assets of the Lion Funds currently at his sole discretion (with the vast majority of those assets being assets of BH), Mr. Biglari has been able to use BH’s assets to increase the number of shares over which he has sole voting authority.  Mr. Biglari now has sole voting authority over approximately 19.0% of Biglari Holdings’ shares, while Mr. Biglari personally owns only 1.5% of the Company’s shares. Approximately 216,913 shares of BH or 10.5% of the Company’s outstanding common stock currently owned by The Lion Fund, L.P. was purchased with capital belonging to BH and directed to the Lion Funds by Mr. Biglari.

Selling Low then Buying High

We expect the board and management to do their best to issue the Company’s stock when it is priced above intrinsic value and buy it back when it is trading below intrinsic value. Making these judgments is always difficult and uncertain. In the case of the Company, this challenge is complicated by apparent conflicts of interest.

In both September 2013 and September 2014, Biglari Holdings issued new shares via offerings of transferable subscription rights, distributing one transferable subscription right (“Rights”) for each share of its common stock.  In turn, every five Rights entitled a shareholder to subscribe for one share of common stock. The rights offering shares were priced at $265.00 in 2013 and $250.00 in 2014.  Shareholders on the record date who fully exercised the Rights distributed to them were also entitled to subscribe for and purchase additional shares of common stock not purchased by other Rights holders through their basic subscription privileges.  The offerings were oversubscribed, resulting in 286,767 and 344,261 new shares of common stock being issued, respectively.  The Company received net proceeds of $75.6 million and $85.9 million, respectively. (Source: Form 10-K filed 11/24/2014)

On November 21, 2014, the Groveland Group filed its Notice of Intent with the SEC to nominate a competitive board slate at BH.53 Since then, The Lion Fund, L.P. has acquired 48,405 shares of BH or 2.3% of the Company’s outstanding common stock at an average price per share of $399. (Source: Form 4 and Schedule 13D filings of Lion Funds and related parties)

The Company sold shares in September 2014 at $250 per share and The Lion Fund, L.P. repurchased them at $399 per share four months later! Since approximately 61.6% of The Lion Fund, L.P. assets are sourced from BH, Mr. Biglari’s purchases of BH shares in The Lion Fund, L.P. were 61.6% funded by BH shareholders. (Source: Form 10-K filed 11/24/2014)

V.	THE STEAK N SHAKE BRAND AND FRANCHISEE NETWORK ARE AT RISK

A.	“Steak n Shake” is a great brand. Why now “Steak n Shake by Biglari”?

Mr. Biglari rightly points to the wonderful qualities of the Steak n Shake brand and its outstanding brand equity, standing on its own.

“The brand has tremendous value since it has demonstrated a consistent ability to generate healthy cash inflows.” – 2008 Letter to Shareholders (Source: Steak n Shake Schedule 14A filed 1/23/2008)

“Steak n Shake is a classic American brand…” (Source: Chairman's Letter dated 10/21/2008)

“Steak n Shake will celebrate its 75thanniversary in 2009, an ideal opportunity to capitalize on the heritage of the brand and reconnect with our fans.” (Source: Chairman's Letter dated 10/21/2008)

“We have a deep heritage and a strong brand affinity...” (Source: Chairman's Letter dated 10/21/2008)

Is it reasonable to believe that adding the “by Biglari” modifier to the venerable Steak n Shake name increases Steak n Shake brand equity? Why take the risk of tying an otherwise strong brand to any other name without substantial proof that the brand would be enhanced? We have not seen that study or proof to date.

B.	Employee Reviews of the CEO Compare Unfavorably to Those of Comparable Companies

Mr. Biglari has received very low CEO approval ratings as reported by Glassdoor, Inc., a website where employees write reviews of companies and their management. When comparing Steak n Shake to the constituents in the S&P500 Restaurants Index, the RUSSELL 3000 Restaurants Industry Index and the ISS Peer Group for Biglari Holdings, you can see that Mr. Biglari ranks at the bottom of the list in terms of CEO approval rating.

Note: Peer group of 51 companies. Three of the companies were not rated in the CEO Approval category. Ratings are as of 1/16/15.
Source: Glassdoor.com

C.	We have serious concerns about the health of the franchisee network.

Franchisee growth is a cornerstone of the company’s expansion plan; however, we have serious concerns about the health of the Steak n Shake’s franchisee network. Not only has BH’s Director of Franchising recently left for a rival company, but the Company is also facing a series of lawsuits by its franchisees.

In the past six years, under the current management and board, franchisees have filed five lawsuits. In contrast, in our search of reported lawsuits in PACER for the sixteen-year period from 1992 through August 2008, before present management took control, we could not identify any franchisee lawsuits. The recent lawsuits allege, among other complaints: breach of contract, fraud, and misrepresentation. Most lawsuits focus on the management of Steak n Shake “unilaterally implementing a policy that takes away the franchisee’s right to set menu prices and mandates that franchisees follow all franchisor-generated promotions as published.”  (Source:  Case 1:15-cv-00007-WTL-TAB, Southern District of Indiana 1/2/2015) One such lawsuit was already granted a preliminary injunction against enforcement of the policy.

We believe that attracting and retaining high-quality franchisees is vital. The Company is competing for franchisee capital in a highly competitive marketplace, and the long-term financial health of the Company is linked to the financial health of its franchisees. We believe goodwill between the franchisor and franchisees is essential for growth as well as for the customer experience.

D.	Steak n Shake has very low self-reported employee rankings relative to its peers

As the following summary table makes clear, Steak n Shake is rated at or near the bottom of its peer group constituents of the S&P 500 Restaurants Index, ISS Peer Group and Russell 3000 Restaurant Industry Index by Glassdoor, Inc., a website where employees write reviews of companies and their management.

Note: Peer group of 51 companies. Not all companies were rated in each category. Ratings are as of 1/16/15.
Source: Glassdoor.com

Unfortunately, Steak n Shake is at or near the bottom in all categories, save career opportunities. Our Nominees are committed to working hard to improve the Company in each of these categories.

ACCOUNTABILITY, ACTION PLAN AND CASH FLOW

The Company’s shareholders find themselves in a difficult situation. The Company’s stock price has underperformed its benchmark indices and peer group; financial performance of the Company’s operating businesses has deteriorated significantly; and the Company’s board has consistently demonstrated poor corporate governance practices. It is time for a change.

INTERIM CEO

If elected, we plan to appoint an interim CEO as soon as possible. This individual will lead BH until a full-time CEO has been selected. Our Nominees have considered more than 15 candidates and they have narrowed down the list to a select handful of very capable executives. Our interim CEO selection criteria include: (a) demonstrated leadership in the restaurant industry; (b) financial acumen; (c) ability to manage under complexity and uncertainty; (d) a team-building personality; (e) direct experience in leading in a turn-around situation; (f) ability to manage franchisee relations; and (g) ability to draw on knowledgeable industry resources to fix problems.

PERMANENT CEO SEARCH

We plan to proactively and aggressively search for a full-time CEO for the Company. Our Nominees have begun the process already, relying on contacts at two highly-regarded, well-known restaurant industry executive search firms. We have a strategic plan ready to be implemented. The Nominees view their selection of a permanent CEO as their #1 Job as a new board.

Under no circumstances will the Company’s interim CEO or permanent CEO be one of our Nominees, or an affiliate of one of our Nominees. The Company will have a highly respected restaurant industry veteran at the helm.

ADDRESSING CHANGE OF CONTROL

The board has also enacted potentially onerous change of control provisions. If we are successful in electing at least three of our Nominees at the annual meeting, then it is probable that the incumbent board will assert that a change in control has occurred. Our Nominees plan to likewise aggressively assert the rights of shareholders.

In the worst-case scenario, a change of control may trigger certain change of control provisions or payments under certain of the Company’s plans and agreements, including the 2013 Licensing Agreement and Mr. Biglari’s ‘golden parachute,’ as discussed above.

Our Nominees will take immediate action to bring consolidated SG&A expenses back in line with comparable company benchmarks by significantly reducing CEO compensation and expenses related to perquisites for executive officers, working to reduce the level of employee turnover, exploring ways to reduce the aggregate cost of shared services between BCC and BH, and developing ways to rationalize the Company’s global office footprint with a focus on cost reduction. We believe these actions will generate substantial SG&A cost savings and help reverse the ongoing deterioration in the Company’s operating performance. Furthermore, we believe our action plan will work to offset change of control payments. While precise figures and plans naturally require information that is unavailable to our Nominees as outsiders, if disciplined management had reduce SG&A to 11.1% of Revenues (the level at which the Company operated in 2009) we estimate annual savings in fiscal 2014 would have been $40.4 million. We believe disciplined management will have a reasonable chance of delivering shareholder value over and above the change of control payments.

Even in the worst case scenario in which BH is in fact required to pay Mr. Biglari both the licensing agreement royalty of approximately $100.0 million (payable partially upfront and partially over the next three years) and the golden parachute severance of $20.6 million, the after-tax cash outlays by the Company will be materially less than the figures related here.

If we are assuming a corporate tax rate of 35%, the after-tax cash outflow incurred by the Company is $78.4 million not $120.6 million (and less if discounted to the present). Moreover, if we assume the payments are accrued as an immediate expense to the Company, and the cash outflows are incurred over time, the $42.2 million tax shield is recognized immediately while the cash outflows occur over at least three years.

WE BELIEVE CHANGE PUTS SHAREHOLDERS AHEAD

In summary, our Nominees believe they can bring the outsized cost structure down and thereby generate higher cash flows than current management, even after taking into account the worst case change of control payments. Most importantly to long-term shareholders, we believe a new management team will do good things with the Steak n Shake brand and franchise!

ABOUT THE GROVELAND GROUP

The Groveland Group has owned a position in the common stock, stated value $.50 per share (“Common Stock”), of BH since 2012.  Currently, the Groveland Group collectively owns less than 1% of the Common Stock.  Our investment strategy is to acquire stakes in undervalued and/or underperforming companies, and when necessary, we seek board representation and advocate for improvements in financial performance, capital allocation, and corporate governance for the benefit of ALL shareholders.  We believe that our nominees for the BH board of directors are highly qualified (as discussed below) and will add significant strategic value and fresh perspective.  We urge you to read their biographies contained herein and make your own decision.

This proxy statement and the accompanying WHITE proxy card are being furnished to the Company’s shareholders in connection with our solicitation of proxies to elect Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett.  Additional voting instructions are contained herein.

MEETING DETAILS AND PROXY MATERIALS

We are soliciting proxies to be used at the 2015 annual meeting of shareholders of BH, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  We will disseminate our proxy materials via mail, and not electronically.  According to the 2014 Chairman’s Letter, the Annual Meeting will be held at The St. Regis Hotel in New York, New York on April 9, 2015 at 1:00 p.m., Eastern Time.  The principal executive offices of the Company are located at 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.  At the Annual Meeting, the shareholders of BH are being asked to consider and vote upon (1) the election of six directors to the board to serve until the 2016 annual meeting of shareholders, (2) the ratification of the appointment of Deloitte & Touche LLP, as BH’s independent registered public accounting firm for the fiscal year ending September 24, 2014, and (3) any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 9, 2015.  This proxy statement and the accompanying form of WHITE proxy card are available at www.[•].

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER, PLEASE SIGN AND DATE YOUR WHITE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO VOTE THE WHITE PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE).

This proxy statement and the accompanying form of WHITE proxy card are available at www. [•].  If you have any questions, require any assistance, or would like to request copies of these documents, please contact D.F. King & Co., proxy solicitors for the Groveland Group, at the following address and telephone number:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10006

Telephone: 212-269-5550
Toll Free: 877-283-0325
FAX: 212-269-2798
Email: bhinfo@dfking.com

Please also feel free to call or email the Groveland Group at the following:

Nick Swenson
Groveland Group
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

Office phone: 612-843-4302
inquiries@grovelandcapital.com

A Word of Caution:  We are not responsible for the accuracy of the Company’s disclosures in its proxy materials.

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If you share our concerns and views about BH, please vote for Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett on the Groveland Group’s WHITE proxy card.

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IF YOU ARE A SHAREHOLDER OF RECORD YOU MAY VOTE BY MARKING YOUR VOTE ON THE WHITE PROXY CARD WE HAVE ENCLOSED, SIGNING AND DATING IT, AND MAILING IT IN THE POSTAGE-PAID ENVELOPE WE HAVE PROVIDED.

IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.
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BACKGROUND OF THE SOLICITATION

The following is a summary of the background of our proxy solicitation:

●
November 5, 2014 to November 21, 2014 --Mr. Swenson and Mr. Barkett analyzed the Company and its governance practices. They reviewed the Groveland Group’s options as a long-term shareholder including the possibility of running a competitive slate of directors. Potential Groveland Group board Nominees were contacted, and then they submitted the Notice of Intent to Nominate.

●
November 21, 2014 – The Groveland Group sent its Notice of Intent to Nominate Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett to serve as directors of Biglari Holdings Inc., in opposition to the slate of director nominees which will be nominated by Biglari Holdings. The Groveland Group also filed the Notice of Intent to Nominate with the SEC under cover of Schedule 14A.

●
December 22, 2014 - The Lion Fund II, L.P. (investment partnership controlled by Mr. Biglari, Chairman and Chief Executive Officer of BH) disclosed a 14.4% ownership stake in Air T, Inc. (Mr. Swenson is the CEO of Air T) and filed a Schedule 13D with the SEC. The Lion Fund II, L.P. disclosed an 18.8% ownership stake in Insignia Systems Inc. (a company in which Mr. Swenson and Air T, Inc. have a significant interest) and filed a Schedule 13D with the SEC.

●
January 9, 2015 - Messrs. Nicholas J. Swenson, Seth G. Barkett, Thomas R. Lujan met with Mr. Biglari and Mr. Philip Cooley. The Groveland Group verbally briefed the BH representatives on the Groveland Group’s forthcoming reform proposals.

●	January 12, 2015 – The Groveland Group sent a letter to Mr. Biglari and Mr. Cooley proposing a series of corporate reforms.

●	January 22, 2015 – The Groveland Group filed a press release regarding its reform proposals.

●
January 25, 2015 – The Company’s Lead Independent Director Bill Johnson responded to the Groveland Group’s reform proposals saying, “The Board has considered the proposals contained in your letter and has unanimously determined that their implementations [sic] are not in the best interests of our long-term shareholders.”

●	February 12, 2015 – The Groveland Group filed its Preliminary Proxy Statement with the SEC.

●	February 13, 2015 – The Groveland Group filed a letter to shareholders with the SEC as soliciting material.

●	March 2, 2015 – The Groveland Group filed its revised Preliminary Proxy Statement with the SEC.

●	March 4, 2015 – The Groveland Group filed a second revised Preliminary Proxy Statement with the SEC.

OUR NOMINEES

BH’s board of directors currently consists of six members. At the Annual Meeting, the Groveland Group will seek to elect Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett to fill six of the six open seats, in opposition to the candidates nominated by the Company’s incumbent board of directors. The election of our Nominees requires the affirmative vote of a plurality of the votes cast. If elected, Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett would each be entitled to serve a one-year term ending in 2016.

NEED FOR CHANGE

In our opinion, BH would greatly benefit from new board-level perspective and focused expertise as it seeks to navigate operational challenges and corporate governance problems. Our Nominees will conduct a meaningful review of BH’s operational and strategic plans to ensure that the enhancement of shareholder value is one of the Company’s ultimate objectives. We believe in establishing specific goals for the Company and holding management accountable for its execution.

INDEPENDENCE AND QUALIFICATIONS OF OUR NOMINEES

We believe that our nominees are “independent” in accordance with the director independence standards of the New York Stock Exchange.

Nick Swenson:
Mr. Swenson is 46 years old. Since 2009, Mr. Swenson has been the CEO and a Portfolio Manager of Groveland Capital LLC.  Mr. Swenson has been a director of Air T, Inc. (Nasdaq: AIRT) since August 2012 and Chairman of the board since August 2013. He was elected interim CEO of Air T, Inc. in October 2013 and CEO in February 2014. Mr. Swenson has been the managing member of AO Partners L.P. since 2012. Prior to forming Groveland Capital LLC, Mr. Swenson was a Portfolio Manager and Partner at Whitebox Advisors, LLC from 2001 to 2009. From 1999 to 2001, Mr. Swenson was a Research Analyst at Varde Partners, LLC, a hedge fund that specializes in investing in distressed debt. He was an Associate in Corporate Finance at Piper Jaffray, Inc. from 1996 to 1999. Mr. Swenson has served as Chairman of the board at Pro-Dex Inc. (Nasdaq: PDEX) since January 2013 and also has been a director of Insignia Systems, Inc. (Nasdaq: ISIG) since November 2014. Mr. Swenson has a B.A. degree in History (Phi Beta Kappa) from Middlebury College (1991) and an M.B.A. from the University of Chicago (1996).

Jim Stryker:
Mr. Stryker is 68 years old. Mr. Stryker is a finance and accounting consultant with 37 years of experience in the restaurant industry. Mr. Stryker began his restaurant career in 1977 with El Torito Restaurants, Inc., and while he was CFO from 1985 to 1994, was instrumental in reducing G&A expenses and was active in an LBO to take the company private. He continued to hone these skills in 1994 and 1995 at American Restaurant Group, Inc. where he implemented point-of-sale systems and financial analysis functions while cutting operational costs. As CFO at Rubio’s Restaurants, Inc. from 1996 to 1999, Mr. Stryker helped develop a site selection process that resulted in a substantial increase in restaurant count. He contracted with a new food distributor as CFO from 1999 to 2001 of The Johnny Rockets Group, Inc. where he also negotiated senior lending agreements and was instrumental in reducing general and administrative expenses. In his role of Executive Vice President and CFO at Wilshire Restaurant Group, Inc. from 2001 to 2006, he negotiated a new franchise agreement and a senior debt refinancing. As CFO of Perkins & Marie Callender’s, Inc. from 2006 to 2008, Mr. Stryker successfully negotiated a refinancing and directed the integration of the non-operations functions for the merger of two restaurant companies owned by a common private equity group. Most recently, he has served as Interim Chief Financial Officer at California Fish Grill, LLC in 2014 and HOA Restaurant Group, LLC in 2011, both during and after their respective private equity acquisitions.   Mr. Stryker was Board member and Audit Committee Chairman of Diedrich Coffee, Inc. when the public company was successfully sold in 2010. Prior to his restaurant career, Mr. Stryker spent seven years at Price Waterhouse & Co. Mr. Stryker has a B.A. in Economics from the University of California (Santa Barbara) and an M.B.A. from the University of California (Los Angeles).

Steve Lombardo, III:
Mr. Lombardo is 40 years old. He is Of Counsel at the Chicago office of the law firm of Katten Muchin Rosenman LLP where he was an associate (1999-2007) and a partner from 2007 through January 2015. He focuses his practice in the corporate arena, representing buyers and sellers, including private equity funds and their portfolio companies, in connection with acquisitions and dispositions, private securities offerings, general corporate law, and governance matters. With significant experience in the food and beverage industry, Steve has advised and counseled many restaurant companies including: the Gibsons Restaurant Group, Stir Crazy, Meatheads, Rice Garden, Five Napkin Burger, The Boat House, Moe’s Cantina, and John Barleycorn. He has acted as the outside general counsel to the Gibsons Restaurant Group for the past fifteen years and currently serves as its General Counsel. He has been Chairman of Gibsons’ board of directors since August 2014. Over the years, Steve has been involved in the Gibsons Restaurant Group with respect to business strategy, corporate governance, new stores and concept development, debt and equity financings, and product sourcing. Mr. Lombardo previously founded East Coast Sports Video Productions in 1996, a television production company which produced the nationally syndicated program, College Football Magazine, as well as Blue Star International Imports in 2004, a wine importing and distribution company. Steve is also on the Board of the Chicago Chapter of Opus Connect. Mr. Lombardo passed the CPA exam in 1999 and has an undergraduate degree in accounting from Georgetown University as well as a J.D. from the Georgetown University Law Center.

Tom Lujan:
Mr. Lujan is 65 years old. He is currently the Principal of Lujan Legal Counsel, LLC, a firm that provides legal counsel and consultation, and served on active duty for 27 years in the United States Army, the last 19 years as a Member of the Judge Advocate General's Corps. Airborne and Ranger qualified, his notable assignments include being the first attorney ever assigned to 1st Special Forces Operational Detachment-Delta (1st SFOD-D)(Delta Force), Staff Judge Advocate (Chief Counsel) United States Army Special Operations Command (USASOC) and Executive Officer to the Chief Judge of the Army. Colonel (Ret) Lujan is a graduate of the Army War College, Carlisle PA. His final assignment ending in 1998 was as Staff Judge Advocate, United States Special Operations Command (USSOCOM) where he was responsible for providing legal advice across the entire spectrum to America's "Quiet Professionals" of every service component. From 2001 until 2014, Mr. Lujan was a founding Partner of Lundquist & Lujan PLLP, where he developed a broad business law practice that included: entity choice, business development, transactional matters, corporate finance, employment issues, intellectual property protection, corporate compliance, government contract negotiation, non-profit operation and certification, and internal investigations.  Mr. Lujan continued his business law practice by founding and operating Lujan Legal Counsel, LLC in March of 2014 to the present.  He retains a Top Secret United States Government clearance. Mr. Lujan has served as a Member of the Advisory Board and Board of Directors for a number of privately held companies and charitable foundations. Mr. Lujan is a 1971 graduate of the United States Military Academy at West Point, NY, and a 1979 graduate of the University of Minnesota Law School.

Ryan Buckley:
Mr. Buckley is 31 years old. He is currently a director of Livingstone Partners LLC, an international investment bank that provides advisory services to both healthy and distressed companies with regard to merger and acquisition (M&A) and capital raising transactions. Ryan is one of Livingstone’s most tenured employees, joining the firm at its inception in July 2007, and has been instrumental in supporting Livingstone’s growth and deal activity within the U.S. Focused predominately on the consumer, healthcare, and industrial sectors, Ryan has completed over 25 transactions extending across both sell-side and buy-side M&A advisory work, capital raises consisting of senior and junior debt securities, preferred and common equity securities, and the rendering of both fairness and solvency opinions. His experience also includes advising on numerous cross-border transactions. Mr Buckley (i) has provided strategic advisory services to a private, multi-unit / multi-concept restaurant operator, (ii) has advised processors of protein, vegetables, and fruit to restaurant operators on M&A and refinancing transactions, (iii) has advised numerous multi-unit operators, across a variety of sectors, on M&A and refinancing transactions, and (iv) is a private investor in numerous chef-driven restaurant concepts. Prior to Livingstone, Ryan worked as an investment banking analyst at Brown Gibbons Lang & Co. in Chicago (June 2005 - May 2007) and in the workout group of Merrill Lynch Business Financial Services (2004). He holds a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan (2005) and is series 63 and 79 licensed.

Seth Barkett:
Mr. Barkett is 31 years old. He joined Groveland Capital LLC, a hedge fund manager, in February 2011. His responsibilities include investment research, trading, and portfolio management. Prior to joining Groveland Capital LLC, Seth was a co-manager at Vela Capital (March 2010 - January 2011), a long/short hedge fund focused on small-cap stocks. Previously, Mr. Barkett was an associate at Storm Lake Capital (January 2008 - February 2010), a merchant banking affiliate of Whitebox Advisors that invested in privately-held distressed automotive suppliers. At Storm Lake Capital, Seth pursued management buyouts, recapitalizations, and corporate restructurings. He was involved in sourcing deals, executing due diligence, and working closely with company executives to improve operating performance. Mr. Barkett began his career as a financial analyst at Resource Land Holdings (July 2006 - December 2007), a private equity firm with alternative investments in natural resource-related assets. Mr. Barkett graduated with a B.A. in Business and Economics from Wheaton College (IL) in May 2006 and has served on the Board of Directors at Air T, Inc. (Nasdaq: AIRT) since August 2013.

We have gone to great lengths to carefully select a group of six director nominees with diverse skill sets and perspectives directly relevant to BH’s business and current challenges.  The combination of experience, skill sets, and qualifications discussed above led to the conclusion that each of the Groveland Nominees should serve as a director of the Company. Specifically, the Groveland Nominees have gained familiarity with the Company’s financial statements and understand both the demands of operating a business and the challenges currently facing the Company, which will make them a valuable resource on the Board of Directors.

We expect that each of our Nominees will be able to stand for election but in the event that one or more of our Nominees is unable to serve or for good cause will not serve, the shares represented by the enclosed WHITE proxy card will be voted for a substitute nominee(s), to the extent this is not prohibited under the Company’s charter documents and applicable law.  In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying one or more of our Nominees, to the extent this is not prohibited under the Company’s charter documents and applicable law.  In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s charter documents and applicable law, if the Company increases the size of its board above its existing size.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining shareholders entitled to a notice of and to vote at the Annual Meeting is [•][•], 2015 (the “Record Date”).  Shareholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date. It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the Groveland Group’s Nominees to the board, if you are a record holder (namely, you own your BH stock in certificate form), you can vote by marking your vote on the WHITE proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  If your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may permit you to vote by the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor D.F. King & Co.  at (877) 283-0325  if you require assistance in voting your shares.  This proxy statement and the accompanying form of WHITE proxy card are available at www. [•].

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

●	“FOR” the election of our Nominees to the board of directors, Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett.

●	“FOR” the ratification of the appointment of Deloitte LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2015.

●	“AGAINST” the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement.

For purposes of any adjournment, proxies will be voted at the discretion of the persons named as proxies in the attached proxy card.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  In the event that some of our nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the board of directors will choose to serve on the board with our nominees who are elected.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this proxy statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf.  You should also sign, date and mail the voting instruction from your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our WHITE proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

Shareholders of BH are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).  At this meeting, proxies relating to “street name” shares will not be voted for the election of directors or the other proposals unless the shareholder gives instructions on how to vote the shareholder’s shares.

Shareholders may vote “FOR” or “WITHHOLD” a vote for the election of directors, and “FOR,” “AGAINST” or “ABSTAIN” with respect to each other proposal submitted to shareholders at the Annual Meeting.  Brokers that do not receive instructions from the beneficial owners of shares of common stock are not entitled to vote on any proposal at the Annual Meeting.  Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum at the Annual Meeting, but will not count as votes cast.  Therefore, abstentions and broker non-votes will have no effect on the election of directors.  However, abstentions and broker non-votes will have the same effect as a vote against the other proposals.

The election of Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.  Assuming the presence of a quorum at the Annual Meeting, all other proposals to be voted on at the Annual Meeting will require the affirmative vote of a majority of the Common Stock present in person or represented by proxy at the Annual Meeting.

THE GROVELAND GROUP URGES YOU TO VOTE FOR THE ELECTION OF MESSRS. NICHOLAS J. SWENSON, JAMES W. STRYKER, STEPHEN J. LOMBARDO, III, THOMAS R. LUJAN, RYAN P. BUCKLEY, AND SETH G. BARKETT AS DIRECTORS OF BH AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices at 17802 IH 10 West, Suite 400, San Antonio, Texas 78257, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

IMPORTANT:  If you wish to support Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett please sign, date and return only the Groveland Group’s WHITE proxy card.  If you later vote on management’s [•] proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett.  Please discard the Company’s [•] proxy card.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a [•] proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE BH COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD “FOR” THE ELECTION OF MESSRS. NICHOLAS J. SWENSON, JAMES W. STRYKER, STEPHEN J. LOMBARDO, III, THOMAS R. LUJAN, RYAN P. BUCKLEY, AND SETH G. BARKETT; “FOR” THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND “AGAINST” THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the Groveland Group.  In addition to the use of the mails, proxies may be solicited by the Groveland Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and Groveland Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The Groveland Group has retained D.F. King & Co., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $125,000 plus reimbursement of reasonable out-of-pocket expenses.  Approximately [•] persons will be utilized by that firm in its solicitation efforts.

The Groveland Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $175,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $20,000.

The Groveland Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the Groveland Group and its Nominees will submit the matter to a vote of the Company’s board of directors. The Company’s board of directors may vote to submit the matter to a vote of the Company’s shareholders. If elected to the Company’s board of directors, Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett intend to vote in favor of reimbursing the Groveland Group and submitting the matter to a vote of the Company’s shareholders. If the matter is submitted to a vote of the Company’s shareholders, the Groveland Group will vote its shares in favor of such reimbursement and will accept the results of such shareholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Mr. Nicholas J. Swenson is a member of the “Groveland Group,” which currently consists of the following persons and entities:

●	Groveland Master Fund Ltd., a Delaware limited partnership (the “Groveland Fund”).

●	Groveland Capital LLC, a Delaware limited liability company (“Groveland Capital”).

The principal business address of each of the Groveland Fund and Groveland Capital is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  The Groveland Fund and Groveland Capital are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of the Groveland Fund and Groveland Capital LLC.

No other stockholder other than members of the Groveland Group is known to the Groveland Group to be supporting the Groveland Group’s nominees.

Each of the members of the Groveland Group identified in this proxy statement is a participant in the solicitation conducted with this Proxy Statement, along with Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett.  Each of these persons is referred to in this Proxy Statement as a “Participant” and collectively they are the “Participants.”

Appendix A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years.  Collectively, the Groveland Group beneficially owns 3,345 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock, and the Participants as a group own 3,345 shares of Common Stock, or less than 1%.  The Groveland Group may change or alter its investment strategy at any time to increase or decrease its holdings in BH.

Except as set forth in this Proxy Statement (including the Appendices hereto), (1) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (2) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (3) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (4) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (5) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (6) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (7) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (8) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (9) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (10) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (11) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

With respect to the Groveland Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  Mr. Swenson has agreements with the Groveland Fund whereby he is indemnified by the Groveland Fund for any liabilities he may incur in connection with his duties, including the Groveland Group’s intended solicitation of proxies for use at the Annual Meeting.  The Groveland Fund will also reimburse Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett for any expenses that they reasonably incur in connection with the Groveland Group’s intended solicitation of proxies for use at the Annual Meeting.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.  With respect to each of our nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

The Groveland Group has not paid any compensation to Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett in connection with this proxy solicitation.

OTHER MATTERS

The Groveland Group anticipates that the Company’s proxy statement will contain information regarding (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock; (2) the committees of the Company’s board of directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the Company’s board of directors and all committees thereof; (4) the background and qualifications of the nominees of the Company’s board of directors; (5) the Company’s leadership structure and the board’s oversight of risk management; (6) the compensation and remuneration paid and payable to the Company’s directors and management, and other compensation related information; (7) the attendance of members of the Company’s board of directors at the annual meeting; (8) the Company’s policies and procedures for the review, approval or ratification of transactions with related persons; (9) the Company’s director nomination process; (10) the independence of the Company’s directors; (11) shareholder communication with the Company’s board of directors; (12) the deadline for submitting shareholder proposals for inclusion in the Company’s proxy statement for the 2015 annual meeting of shareholders under Rule 14a-8 of the Exchange Act; (13) the date after which a notice of shareholder proposal submitted outside the process of Rule 14a-8 is considered untimely; and (14) the Company’s independent registered public accounting firm and the fees paid to such firm. The Groveland Group has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

ADDITIONAL INFORMATION

The information concerning BH contained in this proxy statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this proxy statement concerning BH is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of such information.

BH files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MESSRS. NICHOLAS J. SWENSON, JAMES W. STRYKER, STEPHEN J. LOMBARDO, III, THOMAS R. LUJAN, RYAN P. BUCKLEY, AND SETH G. BARKETT.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A [•] PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A WHITE PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

This proxy statement and the accompanying form of WHITE proxy card are available at www. [•].  If you have any questions, require any assistance, or would like to request copies of these documents, please contact D.F King & Co., proxy solicitors for the Groveland Group, at the following address and telephone number:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10006

Telephone: 212-269-5550
Toll Free: 877-283-0325
FAX: 212-269-2798
Email: BHinfo@dfking.com

Please also feel free to call or email the Groveland Group at the following:

Nick Swenson
Groveland Group
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416

Office phone: 612-843-4302
inquiries@grovelandcapital.com

Sincerely,

_________________________________
     Nicholas J. Swenson

March 2, 2015

Appendix A

Name of Nominee	Class	Amount

Nicholas J. Swenson	Common	3,000(1)

Nicholas J. Swenson	Common	345(2)

_______
(1)
These shares of Common stock are held of record or beneficially by Groveland Fund.  Because Mr. Swenson is the managing member of Groveland Capital LLC, which is the managing member of the Groveland Fund, he has the power to direct the affairs of the Groveland Fund, including the voting and disposition of shares of Common Stock owned by the Groveland Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with the Groveland Fund with regard to those shares of Common Stock.

(2)	These shares of Common stock are owned personally by Nick Swenson.

Except as otherwise described herein, neither Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett has, including without limitation any such interests held by members of his immediate family sharing the same household: (1) an interest in a derivative instrument related to the Common Stock; (2) any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Common Stock; (3) any proxy, contract, arrangement, understanding, or relationship pursuant to which he has a right to vote any shares of any security of the Company; (4) any short interest in any security of the Company directly or indirectly; (5) any rights to dividends on the shares of the Company beneficially owned by him that are separated or separable from the underlying shares of the Company; or (6) any performance-related fees (other than an asset-based fee) that he is entitled to based on any increase or decrease in the value of shares of Common Stock.

Member of the Groveland Group	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
Groveland Master Fund Ltd. 3033 Excelsior Blvd. Suite 560 Minneapolis, Minnesota 55416	3,000	0.2%	0
Groveland Capital LLC 3033 Excelsior Blvd. Suite 560 Minneapolis, Minnesota 55416	3,000	0.2%	0
Nicholas J. Swenson 3033 Excelsior Blvd. Suite 560 Minneapolis, Minnesota 55416	3,345(1)	0.2%	0

(1)	Includes 345 shares of common stock held by Mr. Swenson and 3,000 shares held by the Groveland Master Fund Ltd.

The Common Stock of BH owned by the Groveland Group was acquired in open market purchases with working capital of the Groveland Fund. In aggregate, the Groveland Fund and all participants own 3,345 shares of Common Stock of the Company acquired at a cost of $1,197,000.

Mr. Swenson and the Groveland Fund are not required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

Transactions in Stock of the Company

The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Swenson and members of the Groveland Group.

Groveland Master Fund Ltd.

Transaction Date	Number of Shares Purchased (Sold)
10/24/12	352
10/26/12	298
11/8/12	25
11/14/12	30
11/16/12	30
12/13/12	65
2/4/13	100
2/13/13	82
2/14/13	18
2/28/13	600
3/4/13	100
3/8/13	6
3/15/13	44
3/18/13	50
3/19/13	50
3/20/13	50
3/22/13	100
3/26/13	100
3/27/13	100
3/28/13	100
4/2/13	100
4/3/13	100
8/12/13	(250)
9/23/13	503 (Rights Subscription)
11/5/13	(3)
2/28/14	(2,650)
8/27/14	1,221
8/28/14	179
9/4/14	100
9/9/14	200
9/19/14	500
11/5/14	700
Total	3,000

Nicholas J. Swenson

Transaction Date	Number of Shares Purchased (Sold)
4/12/13	345
8/25/14	345 (Rights sold)
Total	345

Seth G. Barkett

Transaction Date	Number of Shares Purchased (Sold)
12/13/12	20
12/14/12	80
2/28/13	25
3/4/13	10
3/15/13	15
3/20/13	10
3/22/13	15
3/26/13	10
3/27/13	15
3/28/13	10
4/3/13	5
5/8/13	(15)
8/7/13	(200)
8/27/14	225
8/29/14	25
9/4/14	25
9/10/14	10
10/8/14	5
10/9/14	10
10/20/14	(300)
Total	0

PRELIMINARY COPY, SUBJECT TO CHANGE, DATED MARCH 4, 2015

PROXY

THIS PROXY IS SOLICITED BY GROVELAND MASTER FUND LTD. IN OPPOSITION TO THE BOARD OF DIRECTORS OF BIGLARI HOLDINGS INC.

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF BIGLARI HOLDINGS INC.

2015 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints [•] and [•], and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, stated value $.50 per share, of Biglari Holdings Inc. (“BH” or the “Company) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at The St. Regis Hotel in New York, New York on April 9, 2015 at 1:00 p.m., Eastern Time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder.  Unless otherwise specified, this proxy will be voted “FOR” the election of the Nominees listed below; “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent auditor; and “AGAINST” the compensation of the Company’s named executive officers.  This proxy revokes all prior proxies given by the undersigned.  The Groveland Group recommends that you vote “FOR” the election of the Groveland Group’s Nominees Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett as Directors, “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent auditor; and “AGAINST” the compensation of the Company’s named executive officers.

1.	ELECTION OF DIRECTORS- To elect Messrs. Nicholas J. Swenson, James W. Stryker, Stephen J. Lombardo, III, Thomas R. Lujan, Ryan P. Buckley, and Seth G. Barkett

☐  FOR ALL                                ☐  WITHHOLD ALL

Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space (you can withhold authority for any nominee by writing one or more names in the following space below or withholding authority for all by marking an X next to the WITHHOLD ALL box above):

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

2.	RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR BIGLARI HOLDINGS INC. FOR THE YEAR ENDING DECEMBER 31, 2015.

☐   FOR      ☐    AGAINST      ☐    ABSTAIN

3.	APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

☐      FOR                    ☐        AGAINST                           ☐        ABSTAIN

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:______________________________________________________

Signature:___________________________________________________

Signature (if held jointly):_______________________________________

Title:________________________________________________________

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporation name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by authorized person.  This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 9, 2015.  This proxy statement and the accompanying form of WHITE proxy card are available at www.[•].